

Marsha J. Moore

Personal Care Assistant

Mt. Joy, Pennsylvania, United States · **Contact info**

6 connections

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 Donegal School District

 Ishpeming High School

Experience



Teaching Assistant
Donegal School District · Part-time
Oct 2013 – Present · 7 yrs 10 mos
Pennsylvania, United States

I work with an individual student during each school year, assisting them to become proficient in their classes.



Proprietor
Moore's Creations · Seasonal
May 2006 – Sep 2018 · 12 yrs 5 mos
United States

I created all occasion cards for friends and family. I would design them to their specifications.



Secretary
AERUS ELECTROLUX · Part-time
Oct 2012 – Feb 2013 · 5 mos
Pennsylvania, United States

This was a temporary position.



Secretary II
LUTHER ACRES MANOR · Full-time
Apr 1993 – Jan 2009 · 15 yrs 10 mos
Pennsylvania, United States

I was the Secretary to the Administrator of the Nursing Home.



Executive Secretary
Great American Insurance Group · Full-time
Sep 1986 – May 1992 · 5 yrs 9 mos
Pennsylvania, United States

Executive Secretary to the Vice President. My position ended because the office closed and transferred everything the the Home Office in Connecticut.

Education



Ishpeming High School
High School Diploma, Social Sciences, 12th
1966 – 1969
Activities and Societies: Cheerleader, Commercial Club, Debate Team, Forensics, Future Homemakers Club, Future Teachers Club, Service Corps, Tri-Hi-Y, Christmas Play, Senior Class Play, Ski Team, Prom Committee, and Junior Life Saving Committee.

Interests

Interests



Ishpeming High School
43 followers



Donegal School District
136 followers